Board of Management

Vedior

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Vedior N.V.
P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel: +31 (0)20 573 5600
Fax: +31 (0)20 573 5608
www.vedior.com
HR. Amsterdam 33292225

Amsterdam, 5 July 2005

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Jelle Miedema
Company Secretary

7/15

enclosure

Office:
Tripolis Building 200

Vedior
where people matter

Amsterdam, The Netherlands

Vedior acquires UK Sales and Retail Recruitment Specialist

For release at 9.00am on 5 July 2005

Vedior is pleased to announce it has acquired an initial 75% interest in the Mandeville Recruitment Group Ltd ("Mandeville" or "the Company"), a UK based provider of permanent recruitment primarily in the sales and retail sectors.

Zach Miles, Vedior's Chief Executive said, ""*We are delighted to welcome Mandeville to our Group. The Company's niche approach to recruitment matches Vedior's own philosophy and their business adds to our portfolio of professional/executive brands in the UK.*

Vedior has the broadest range of temporary and permanent recruitment services offered by any staffing company not only in the UK market but also globally."

Mandeville's services are provided through a number of specialist divisions covering Sales, Retail, Finance, Hospitality and Building Services sectors as well as a fast-growing international executive recruitment division called Expedite. The Company was founded in 1993 and has a network of three offices. Mandeville achieved audited annual sales to 31 December 2004 of £3.3 million (€4.9 million).

Mandeville's business complements Vedior's UK network which has a well-balanced mix of business covering both professional/executive and traditional recruitment sectors.

Mandeville's existing management team will continue to develop the Company. The outstanding 25% interest will remain with management of Mandeville with Vedior having the right to acquire these shares in due course.

Company Profile:

Vedior is one of the world's largest recruitment companies and is a full-service recruitment provider with a diversified portfolio of brands targeting a broad range of industry sectors. Annual sales for 2004 were €6,467 million.

From its global network of offices spanning Europe, North America, Australasia, Asia, South America and Africa, Vedior offers temporary and permanent recruitment as well as a number of complementary employment-related services such as outplacement, HR outsourcing, payrolling and training.

Vedior has a leading market position in the provision of professional/executive recruitment in sectors such as information technology, healthcare, accounting, engineering and education. In order to meet client requirements for all categories of personnel, we also have a significant global network providing administrative/secretarial and light industrial recruitment.

For further information, please contact:
Zach Miles, Chief Executive +31 (0)20 573 5609
Frits Vervoort, CFO
Jelle Miedema, Company Secretary